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EXHIBIT 12.1

ALLIANCE IMAGING, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED

	Year Ended December 31,
						Quarter Ended March 31, 2005
	2000	2001	2002	2003	2004
CALCULATION OF FIXED CHARGES
Interest expense, net(1)	$77,051	$65,651	$47,705	$43,589	$44,039	$9,061
Add back interest income	770	582	350	201	215	88

Interest expense	77,821	66,233	48,055	43,790	44,254	9,149
Total rental expense	14,723	12,495	12,257	8,852	8,722	2,136
Multiplied by 25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%

Estimated interest on rental expense	3,681	3,124	3,064	2,213	2,181	534

TOTAL FIXED CHARGES	$81,502	$69,357	$51,119	$46,003	$46,435	$9,683

CALCULATION OF EARNINGS
Income (loss) before taxes and extraordinary items	$(234)	$20,498	$61,434	$(33,290)	$(7,256)	$6,135
Add: Minority interest expense (income)	363	984	2,008	1,686	2,373	412
Add: Fixed charges	81,502	69,357	51,119	46,003	46,435	9,683
Add: Amortization of capitalized interest	—	—	—	—	—	—
Add: Distributions from equity investees less income from equity investments	(538)	(357)	(549)	(104)	(1,359)	175
Add: Pre-tax losses of equity investees for which charges arising from guarantees are included	—	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Less: Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

TOTAL EARNINGS	$81,093	$90,482	$114,012	$14,295	$40,193	$16,405

RATIO OF EARNINGS TO FIXED CHARGES	0.995	1.305	2.230	0.311	0.866	1.694

DOLLAR AMOUNT OF DEFICIENCY	$(409)			$(31,708)	$(6,242)

(1)
Net interest expense includes amortization of deferred financing costs and interest income

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ALLIANCE IMAGING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS) (UNAUDITED